InNexus Biotechnology, Inc.

410-325 Howe Street

Vancouver, B.C. V6C 1Z7

April 4, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.  20549

Re:

InNexus Biotechnology Inc.

Form 20-F for the Fiscal Year Ended June 30, 2005

Filed January 3, 2006

File No. 000-50656

Dear Mr. Rosenberg:

This letter is in response to your letter of February 7, 2006, such letter providing Innexus with your comments on the above-mentioned filing.

Our responses to your comments, which are repeated below, are as follows:

All references in this document to the terms “we”, “our”, “us” and “the Company” refer to InNexus Biotechnology, Inc. and its subsidiaries.  Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars.

YOUR COMMENT:   Form 20-F – June 30, 2005

   Item 3. Key Information

   A. Selected Financial Data

“1.  For the year ended June 30, 2005, the line items “Net Loss from Operations – US GAAP” and “Net Loss for the Period – Canadian GAAP” do not appear to agree with the amounts reflected in your financial statements.  Please explain to us why this is.”

OUR RESPONSE:

We acknowledge your comments.  These amounts are incorrectly stated in the first table in the above referenced section of the Form 20-F.  It appears to us that this was the result of a transposition error which was apparently overlooked at the time of filing due to inadvertence.  We note that the amounts are correctly stated in Note 14 to the June 30, 2005 financial statements of the Company and a proximate cross reference to that note is provided in Item 3 in the paragraph immediately  20-F and at the end of the table.  The corrected table should read as follows:

	As Now Incorrectly Disclosed in Form 20-F	As Corrected
	Year Ended June 30, 2005	Year Ended June 30, 2005
Income Statement Data
Net Loss from Operations(1)
Canadian GAAP	$2,177,521	$2,177,521
US GAAP	$2,177,521	$2,443,131
Net Loss for the Period (1)
Canadian GAAP	$2,443,131	$2,177,521
US GAAP	$2,443,131	$2,443,131
Net Loss per share
Canadian GAAP	$0.10	$0.10
US GAAP	$0.12	$0.12

YOUR COMMENT:  Form 20-F – June 30, 2005

  Item 17. Financial Statements

  Report of Independent Registered Public Accounting Firm

“2.  Please confirm to us that you will include an electronic signature from your accountant in future filings.  Please provide us the name of the accounting firm that signed the report and confirm that the firm provided you a manually signed copy for your records that is the same as the report included in your filing.  See Rule 3-02 of Regulation S-T, which discusses signatures in electronic submissions and requires that you retain the manually signed documents for a period of five years.”

OUR RESPONSE:

The Company acknowledges that it should have included the name of the firm, KPMG LLC, and a conformed signature, which reflected the manner in which the original was si gn ~~ng~~ ed, but inadvertently omitted same from the copy of the filed report.  We confirm that the Company was provided with a manually signed copy for its records with respect to the period ended June 30, 2005 and that such manually signed copy is the same as the report included in our filing. The Company will include an electronic signature from our public accounting firm in future filings.

YOUR COMMENT:  Form 20-F – June 30, 2005

  Item 17.  Financial Statements

  Notes to Consolidated Financial Statements

  14. United States generally accepted accounting principles

  c) Accounting for investments in debt and equity securities

“3.  Please explain to us what happened to the significant unrealized gains of $1.7 million that you had at June 30, 2004.  It appears that the trading price of these shares increased from the trading price at June 30, 2004.  Please explain why the amount received of $250,000, which appears to be significantly less than the trading price of those shares did not result in a loss.”

OUR RESPONSE:

On August 18, 2003, the Company announced that it had granted a license to Protokinetix, Inc. (“Protokinetix”), a U.S. public company, for the use of SAT with up to 3 antibodies.  The agreement with Protokinetix involved the issuance to the Company of 1.6 million restricted shares of Protokinetix, which were received during the year ended June 30, 2004 and recorded as licensing revenue.  These shares were restricted from trading under U.S. securities rules until October 2004 and were valued at the trading price of the shares at the time of the announcement, being US$0.12 per share, for a total of CDN$266,667.

The quoted market value of Protokinetix at June 30, 2004 was US$0.90 per share for a total of CDN$1,920,672.  On May 2, 2005, these shares were sold for CDN$313,794 (US$250,000), resulting in a gain on sale of this investment of CDN$47,128.  Although quoted at a higher price, the block the Company sold to an institutional buyer was negotiated at a lower price due to lack of liquidity.

For the years ended June 30, 2004 and June 30, 2005, under US GAAP the investment was presented on the line item “Other comprehensive income (loss), net of tax:  Change in unrealized holding gains (loss) of investments”.  The amount of CDN$1,654,005, the unrealized holding gain, was presented for the year ended June 30, 2004 (CDN$1,920,672 less the cost of CDN$266,667).  When the sale of the investment was presented for the period ended June 30, 2005, the gain of CDN$47,128 was presented on the Consolidated Statements of Operations and Deficit, line item “Gain on sale of investment”, and the unrealized holding loss of CDN$1,654,005 was presented on the line item “Other comprehensive income (loss), net of tax:  Change in unrealized holding gains (loss) of investments” for the year ended June 30, 2005.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing entirely to your satisfaction. However, if you require further information or clarification, please to not hesitate to contact us.

Sincerely

InNexus Biotechnology, Inc.

“Alton Charles Morgan”

By Alton Charles Morgan

Its President and Chief Executive Officer

Filed by Onlinesecuritiesfilings.com Inc.